Room 4561
Via fax (805) 566-4542

December 23, 2008

Karl F. Lopker
Chief Executive Officer
QAD, Inc.
100 Innovation Place
Santa Barbara, CA 93108

   Re: **QAD, Inc.**
      Form 10-K for the Fiscal Year Ended January 31, 2008
      Filed April 15, 2008
      File no. 0-22823

Dear Mr. Lopker:

   We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

General

1. You state on page 65 and elsewhere in your Form 10-K that you operate in the
    Middle East and Africa, Iran, Syria, and Sudan, countries located in the Middle

East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding any contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 35

2.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Consolidated Statements of Income, page 44

3.   We note that when the Company enters into an arrangement that does not qualify for separate accounting of the software license and consulting transactions, the software license revenue is recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. We also note that for certain multiple element arrangements, if VSOE of fair value for all undelivered elements does not exist, revenue is deferred and recognized when VSOE of fair value for undelivered elements has been established or when delivery of all elements occurs. Please tell us where you classify the revenues and related costs for these bundled arrangements in your Consolidated Statements of Operations. If you allocate the revenues between product and services please explain your allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page 49

4.   We note from your disclosures on page 15 that the Company sells its products
through indirect sales channels (i.e. distributors and sales agents). Please explain
your revenue recognition policy for products sold through your sales channels.
For instance, tell us whether revenue from your channel partners and resellers is
recognized on a sell-in or sell through basis. If your policy differs amongst
resellers, then please explain why. Also, tell us whether you offer your resellers
any rights of return or price protection and if so, tell us how you account for such
contingencies. Further, tell us how you considered including a discussion of your
revenue recognition policy as it relates to indirect sales in your footnote
disclosures.

5.   You indicate that the Company determines VSOE of the fair value of undelivered
services based on historical evidence of stand-alone sale. Please explain further
how you establish VSOE of fair value for each element. In this regard, please
describe the process you use to evaluate the various factors that effect your VSOE
including customer type, product, level of support and other pricing factors.
Further address the issue that if your VSOE varies from customer to customer,
how you can reasonably estimate fair value. We refer you to paragraph 10 of
SOP 97-2.

Item 10. Directors, Executive Officers and Corporate Governance (incorporated from
definitive proxy materials)

6.   You must briefly describe the business experience during the past five years of
each director, executive officer, person nominated or chosen to become a director
or executive officer, and each person named in answer to paragraph (c) of Item
401 of Regulation S-K, including each person's principal occupations and
employment during the past five years. Refer to Item 401(e)(1) of Regulation S-
K. We note that the business experience for Ms. Bellamy for the past five years
has not been provided. We have the same concern with the business experience
provided for Mr. Cunningham in your definitive proxy statement. Please ensure
that future filings provide the required information.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis

7.   Your compensation discussion and analysis should provide an expanded analysis
of how you arrived at and why you paid each particular level of compensation for

2008. For example, we note minimal discussion and analysis of how the Committee determined specific equity and non-equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

8.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

9.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in the equity and non-equity awards made in fiscal 2008 to Mr. and Mrs. Lopker compared to those made to your other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

10.   You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. You should provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and

specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. and Mrs. Lopker. See Item 402(b)(2)(vii) of Regulation S-K.

Defined Cash Bonus Component, page 15

11.   With respect to amounts awarded under the Defined Cash Bonus Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

12.   You state that you have elected not to disclose the targets used to determine quarterly and annual financial bonus payments because you believe these targets to be confidential information. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executives or how likely it will be for the company to achieve the undisclosed target levels.

Change in Control Agreement, page 17

13.   Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change in control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Item 13. Certain Relationships and Related Party Transactions (incorporated from definitive proxy materials)

Policies and Procedures for Review and Approval of Related Party Transactions, page 26

14.   We note your discussion of your corporate code of conduct. Future filings should include a discussion of the material features of your policies and procedures for the review, approval, or ratification of any transaction required to be reported

under paragraph (a) of Item 404 of Regulation S-K. While the features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, the types of transactions that are covered by such policies and procedures and the standards to be applied pursuant to such policies. Refer to Item 404(b) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Brach Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief